UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements Items 6, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011, as amended by Amendment No. 1 filed with the SEC on August 16, 2011, Amendment No. 2 filed with the SEC on August 18, 2011, Amendment No. 3 filed with the SEC on August 19, 2011, Amendment No. 4 filed with the SEC on August 24, 2011, Amendment No. 5 filed with the SEC on August 26, 2011, Amendment No. 6 filed with the SEC on August 29, Amendment No. 7 filed with the SEC on September 1, 2011 and Amendment No. 8 filed with the SEC on September 2, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Icagen, Inc., a Delaware corporation (“Icagen”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended to add the transactions below to the table therein:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
André Lamotte	9/1/2011	1,250	3.36	Exercise of option to acquire common stock

André Lamotte	9/1/2011	1,250	4.08	Exercise of option to acquire common stock

André Lamotte	9/1/2011	2,000	2.56	Exercise of option to acquire common stock

Adeoye Y. Olukotun	9/2/2011	1,250	3.36	Exercise of option to acquire common stock

Adeoye Y. Olukotun	9/2/2011	1,250	4.08	Exercise of option to acquire common stock

Adeoye Y. Olukotun	9/2/2011	2,000	2.56	Exercise of option to acquire common stock

Martin A. Simonetti	9/2/2011	1,250	3.36	Exercise of option to acquire common stock

Martin A. Simonetti	9/2/2011	1,250	4.08	Exercise of option to acquire common stock

Martin A. Simonetti	9/2/2011	2,000	2.56	Exercise of option to acquire common stock

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

“(l) Expiration and Subsequent Offering Period

Purchaser and Pfizer announced on September 6, 2011 that the initial offering period, as extended, expired at 6:00 p.m., New York City time, on Friday, September 2, 2011 and that Purchaser has accepted for purchase all of the shares of Icagen common stock validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the initial offering period. According to American Stock Transfer & Trust Company LLC, the depositary for the Offer, as of 6:00 p.m., New York City time, on Friday, September 2, 2011, a total of 4,617,045 shares of Icagen common stock (including approximately 688,100 shares subject to guarantees of delivery) were tendered and not withdrawn pursuant to the Offer. In addition, Pfizer already owns 1,067,015 shares of Icagen’s common stock, which when added to the number of shares that have been validly tendered and not withdrawn pursuant to the Offer represents approximately 64% of all outstanding shares of Icagen common stock.

Pfizer also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered shares of Icagen common stock that will expire at 6:00 p.m., New York City time, on Monday, September 12, 2011, unless extended.

A copy of the joint press release issued on September 6, 2011 by Pfizer and Icagen announcing the commencement of a subsequent offering period is filed as Exhibit (a)(19) hereto.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(19)	Joint Press Release issued by Pfizer and Icagen, dated September 6, 2011, announcing the commencement of a subsequent offering period (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: September 6, 2011